SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                             Scholastic Corporation
                          ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                  -------------------------------------------
                         (Title of Class of Securities)

                                    807066105
                               ------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                                               Page 2 of 5 Pages

                                  SCHEDULE 13G

CUSIP NO. 807066105

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Barbara Robinson Buckland

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                     a. |_|

                                     b. |_|

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                           5        SOLE VOTING POWER
  NUMBER OF                              228,889
   SHARES
BENEFICIALLY               6        SHARED VOTING POWER
  OWNED BY                               1,165,856
   EACH
  REPORTING                7        SOLE DISPOSITIVE POWER
   PERSON                                 228,889
   WITH
                           8        SHARED DISPOSITIVE POWER
                                          1,165,856

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,394,745

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                             |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           8.9%

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN

                                                               Page 3 of 5 Pages

ITEM 1.

     (a) NAME OF ISSUER

            Scholastic Corporation

     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            555 Broadway
            New York, New York 10012

ITEM 2.     (a) NAME OF PERSON FILING

            Barbara Robinson Buckland

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            75 Central Park West
            New York, N.Y.  10023

     (c) CITIZENSHIP

            United States

     (d) TITLE OF CLASS OF SECURITIES
            Comon Stock, par value $.01 per share

     (e) CUSIP NUMBER

            807066105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.     OWNERSHIP (AT DECEMBER 31, 1997)

     (a) AMOUNT BENEFICIALLY OWNED

            1,394,745 (see Note to Item 4(a))

                                                               Page 4 of 5 Pages

Note to
Item 4(a): Includes shares owned by the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 841,546 shares of Common Stock and (ii) 324,310 shares of Common Stock which are receivable upon conversion of 324,310 shares of Class A Stock, par value $.01 per share. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Richard Robinson, Barbara Robinson Buckland, Mary Sue Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust. Barbara Robinson Buckland, as trustee, disclaims beneficial ownership of such shares.

     (b) PERCENT OF CLASS

            8.9%

     (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            i)     SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                                    228,889

            ii)    SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                                    1,165,856        (see Note to Item 4(a))

            iii)   SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                    228,889

            iv)    SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                    1,165,856        (see Note to Item 4(a))

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            The Maurice R. Robinson Trust has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a).

                                                               Page 5 of 5 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            Not applicable.

                                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 February 13, 1998
                                 ----------------------------
                                             Date

                                 /s/Barbara Robinson Buckland
                                 ----------------------------
                                            Signature

                                 Barbara Robinson Buckland
                                 -------------------------
                                          Name/Title